SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 2, 2018 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announced today the closing of the tap offering of US$150 million in aggregate principal amount of 7.000% Senior Notes due 2025 (the “2025 Notes”) by its subsidiary, Gol Finance (formerly known as “Gol LuxCo S.A.”).

A part of the net proceeds from the tap offering of 2025 Notes will be used to redeem in full the outstanding 9.250% Senior Notes due 2020 (144A CUSIP/ISIN: 38045U AD2/US38045UAD28; Regulation S CUSIP/ISIN: G3980P AD7/USG3980PAD71) (the “2020 Notes”) issued by Gol Finance, an exempted company incorporated with limited liability in the Cayman Islands (“Gol Finance Cayman”).

Gol Finance Cayman has given formal notice to the holders of its 2020 Notes of its intention to redeem such 2020 Notes on or around March 7, 2018, in accordance with their terms and conditions. This press release does not constitute a notice of redemption of the 2020 Notes.

Once the call option for the outstanding 2020 Notes is exercised in full as per the announcement, GOL’s nearest bond maturity in the international debt capital markets will be due in 2022.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell, acquire, subscribe for or dispose of the 2025 Notes, the 2020 Notes or any other securities. The 2025 Notes and the 2020 Notes described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any relevant state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 65 destinations, 54 in Brazil and 11 in South America and the Caribbean, on a fleet of 119 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.